Northern Funds (the "Trust")

FORM N-SAR

Report for the Six Months Ended 9/30/97

Item 77I - Terms of New or Amended Securities

	During the six months ended 9/30/97, the Trust commenced investment operations of one additional investment portfolio, the California Tax-Exempt Fund. The California Tax-Exempt Fund has one class of shares known as the Initial Class of the California Tax-Exempt Fund. Shares of this class have a par value of $.0001, represent a proportionate interest in the California Tax-Exempt Fund with each other share of its class and are entitled to such dividends and distributions out of the income belonging to the Fund as are declared by the Trustees. Shares of this class do not have any preemptive or conversion rights. Shares of this class bear certain Trust and Fund expenses. Upon liquidation of the California Tax-Exempt Fund, shareholders of a class are entitled to share pro rata in the net assets belonging to that class available for distribution.